Exhibit 99.1

BAYTEX REPORTS SHAREHOLDER MEETING RESULTS

CALGARY, ALBERTA (May 7, 2026) – Baytex Energy Corp. (TSX:BTE) (NYSE:BTE) reports that all matters presented for approval at the annual meeting of shareholders held today were approved. A total of 366,618,328 common shares being 50.00% of Baytex’s issued and outstanding shares were represented at the meeting.

At the meeting, all of the nominees proposed as directors were duly elected. Results of the vote are set out below:

	Votes For
Name of Nominee	#	%
Mark R. Bly	330,064,127	97.13
Trudy M. Curran	327,288,188	96.32
Don G. Hrap	298,160,823	87.75
Chad E. Lundberg	336,811,242	99.12
Jennifer A. Maki	336,277,254	98.96
David L. Pearce	336,606,390	99.06
Steve D.L. Reynish	225,412,755	66.34
Jeffrey E. Wojahn	324,870,062	95.61

KPMG LLP was appointed as Baytex’s auditor until the next annual meeting of its shareholders, and the directors were authorized to fix their remuneration. The result of the vote is as follows:

Votes For
#	%
365,593,335	99.72

A non-binding advisory resolution with respect to Baytex’s approach to executive compensation was approved. The result of the vote is as follows:

Votes For
#	%
327,816,554	96.47

Baytex Energy Corp. is an energy company with headquarters based in Calgary, Alberta. The Company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets & Investor Relations

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com